                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                ----------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(b)
                              (AMENDMENT NO. 7 )*


                             CHART INDUSTRIES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   16115Q 10 0
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                ----------------



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                 /  /   Rule 13d-1(b)

                 /  /   Rule 13d-1(c)

                 /X/    Rule 13d-1(d)


-----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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CUSIP NO.  16115Q 10 0               13G              PAGE   2   OF   5   PAGES
           -----------                                -------------------------

-------------------------------------------------------------------------------
       1   NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Arthur S. Holmes
-------------------------------------------------------------------------------
       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                       (b) / /

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       3   SEC USE ONLY

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       4   CITIZENSHIP OR PLACE OF ORGANIZATION


           United States
-------------------------------------------------------------------------------
NUMBER OF                         5    SOLE VOTING POWER
SHARES
BENEFICIALLY                                3,905,551
OWNED BY EACH           -------------------------------------------------------
REPORTING                         6    SHARED VOTING POWER
PERSON
WITH:                                       3,801,972
                        -------------------------------------------------------
                                  7    SOLE DISPOSITIVE POWER

                                            3,905,551
                        -------------------------------------------------------
                                  8    SHARED DISPOSITIVE POWER

                                            3,801,972
-------------------------------------------------------------------------------
       9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           7,707,523
-------------------------------------------------------------------------------
      10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                                              /  /
-------------------------------------------------------------------------------
      11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           32.2%
-------------------------------------------------------------------------------
      12   TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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                             CHART INDUSTRIES, INC.


                        Schedule 13G of Arthur S. Holmes


ITEM 1(a).        NAME OF ISSUER:

                  Chart Industries, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  5885 Landerbrook Drive, Suite 150, Mayfield Heights, OH 44124

ITEM 2(a).        NAME OF PERSON FILING:

                  Arthur S. Holmes

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,  RESIDENCE:

                  5885 Landerbrook Drive, Suite 150, Mayfield Heights, OH 44124

ITEM 2(c).        CITIZENSHIP:

                  United States

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 par value per share

ITEM 2(e).        CUSIP NUMBER:

                  16115Q 10 0

ITEM 3.

                  Not Applicable

                               Page 3 of 5 pages
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ITEM 4.           OWNERSHIP.

         (a)      Amount beneficially owned:
                  7,707,523 shares of Common Stock

         (b)      Percentage of class:
                  32.2%

         (c)      Number of shares as to which such person has:
             (i)  Sole power to vote or direct the vote: 3,905,551
            (ii)  Shared power to vote or direct the vote: 3,801,972
           (iii)  Sole power to dispose or direct the disposition of: 3,905,551
            (iv)  Shared power to dispose or direct the disposition of:
                  3,801,972

                  NOTE: On December 23, 1993, Arthur S. Holmes transferred the shares of Common Stock listed pursuant to Item 4(c)(ii) and (iv) above to the Christine H. Holmes Trust, Christine H. Holmes, Trustee.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Fourteen thousand two hundred (14,200) shares of Common Stock (the "Shares") reported on this Schedule 13G are held by The Rock Foundation, of which Mr. Holmes and his wife, Christine H. Holmes, serve as trustees. In their capacities as trustees of the Foundation, Mr. and Mrs. Holmes each have the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares. The information set forth in the note to Item 4 ("Ownership") of this Schedule 13G is incorporated herein by reference.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable


                               Page 4 of 5 pages
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ITEM 10.          CERTIFICATION.

                  Not Applicable


                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            February 11, 2000
                                            -----------------------------------
                                            (Date)


                                            /s/Arthur S. Holmes
                                            -----------------------------------
                                            (Signature)


                                            Arthur S. Holmes
                                            ----------------------------------
                                            (Name)


                                Page 5 of 5 pages